EXHIBIT 12.1

STATEMENTS REGARDING COMPUTATION OF RATIOS

Ratio of Earnings to Fixed Charges

	Six Months Ended		Years Ended December 31
	June 30, 2003	June 30, 2002	2002	2001	2000	1999	1998
Fixed Charges:			(dollars in thousands)
Interest charges	$10,072	$9,669	$28,196	$21,446	$6,838	$6,632	$8,068
Interest portion of rent expense	63	41	89	56	15	30	22

Total fixed charges	$10,135	$9,710	$28,285	$21,502	$6,853	$6,662	$8,090

Earnings:
Earnings	$7,263	$5,001	$245	$1,870	$15,528	$7,782	$4,306
Interest charges	10,072	9,669	28,196	21,446	6,838	6,632	8,068
Interest portion of rent expense	63	41	89	56	15	30	22

Total earnings	$17,398	$14,711	$28,530	$23,372	$22,381	$14,444	$12,396

Ratio of earnings to fixed charges	1.7x	1.5x	1.0x	1.1x	3.3x	2.2x	1.5x

Ratio of Net Debt to Adjusted EBITDA

	As of June 30, 2003
	Actual	As Adjusted
Total debt	$279,656	$281,496
Cash and cash equivalents	(1,804)	(1,804)

Net debt	$277,852	279,692

Net income	$2,446	$2,446
Income tax expense	61	61
Loss on sale of property and equipment	392	392
Interest expense, net	28,491	28,491
Impairment of broadcast license	1,750	1,750
Depreciation and amortization	3,265	3,265
Noncash employee compensation	2,216	2,216

Adjusted EBITDA	$38,621	$38,621

Ratio of net debt to Adjusted EBITDA	7.2x	7.2x